UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Shiner International, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)

146083100
(CUSIP Number)

Ying Yuet
19/F, Didu Building
Pearl River Plaza, No. 2 North Longkun Road
Haikou, Hainan Province, China 570125
Tel 86-898-68581104

copy to: William W. Uchimoto, Esq.
Saul Ewing LLP
Centre Square West, 1500 Market Street, 38th Floor
Philadelphia, PA 19102-2186

(Name, Address and Telephone Number of Person Authorized to
receive Notices and Communications)

July 26, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 146083100	13D

1	Name of Reporting Person I.R.S. Identification No. of Above Person

Ying Yuet
2	Check the Appropriate Box if Member of a Group
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds

OO
5	Check if Disclosure of Legal Proceeding isRequired Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

China
	7	Sole Voting Power

		11,518,408
Number of	8	Shared Voting Power
Shares
Beneficially		0
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		11,518,408
	10	Shared Dispositive Power

		0
11	Aggregate Amount Beneficially Owned by Each Reporting Person

11,518,408
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐
13	Percent of Class Represented by Amount in Row (11)

54.46%
14	Type of Reporting Person

IN

Item 1. Security and Issuer

Ying Yuet’s (the “Reporting Person”) Schedule 13D relates to the acquisition of an aggregate of 11,518,408 shares of common stock, par value $0.001 per share, of Shiner International, Inc. (the “Company”). The Company’s principal executive office is located at 19/F, Didu Building Pearl River Plaza, No. 2 North Longkun Road, Haikou, Hainan Province, China 570125

Item 2. Identity and Background

(a) Ying Yuet (the “Reporting Person”)

(b) 19/F, Didu Building, Pearl River Plaza, No. 2 North Longkun Road, Haikou, Hainan Province, China 570125

(c) Chairman of the Company. 19/F, Didu Building, Pearl River Plaza, No. 2 North Longkun Road, Haikou, Hainan Province, China 570125

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of China.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person received 11,518,408 shares of common stock of the Company under a Share Exchange Agreement and Plan of Reorganization (the “Share Exchange Agreement”) dated July 23, 2007 between the Company and Sino Palace Holdings Limited, a corporation formed under the laws of the British Virgin Islands (“Sino Palace”). The Reporting Person is a majority shareholder of Sino Palace. Pursuant to the Share Exchange Agreement, the Company acquired from Sino Palace all of the issued and outstanding capital stock of each of Hainan Shiner Industrial Co., Ltd. (“Shiner Industrial”) and Hainan Shiny Day Color Printing Packaging Co., Ltd. (“Shiny Day”) as well as all of the issued and outstanding capital stock of their subsidiaries, Hainan Modern Hi-Tech Industrial Co., Ltd. (“Modern”) and Zhuhai Modern Huanuo Packaging Material Co., Ltd. (“Zhuhai”) in exchange for the issuance of an aggregate of 16,500,000 shares of the Company’s common stock to the shareholders of Sino Palace. Shiny Industrial, Shiny Day, Modern and Zhuhai are each Chinese corporations and are referred to collectively as the “Shiner Group.”

Concurrently with the closing of the transactions contemplated by the Share Exchange Agreement and as a condition thereof, the Company entered into an agreement with Zubeda Mohamed-Lakhani, the Company’s sole director and chief executive officer, pursuant to which she returned 4,750,000 shares of the Company’s common stock to the Company for cancellation. Ms. Mohamed-Lakhani was not compensated in any way for the cancellation of her shares of the Company’s common stock. Upon completion of the foregoing transactions, the Company had an aggregate of 21,150,000 shares of common stock issued and outstanding. The Company issued the shares of common stock to the shareholders of Sino Palace in reliance upon the exemption from registration provided by Regulation S under the Securities Act of 1933, as amended.

Item 4. Purpose of Transaction

The Reporting Person received 11,518,408 shares of common stock of the Company as set forth in the Share Exchange Agreement discussed in Item 3 above. The purpose of the Share Exchange transaction was to permit the stockholders of Sino Palace to obtain control of the Company and to permit the Company to acquire the Shiner Group. In connection with the Share Exchange transaction, Ms. Mohamed-Lakhani resigned from her positions as executive officer of Cartan Holdings Inc. and Ying Yuet was elected to Cartan Holdings Inc.’s board of directors. In addition, Fu Jian was appointed Chief Executive Officer, Xu Xue Zhu was appointed Chief Financial Officer, and Li Ming Biao was appointed Vice President of Technology.

Item 5. Interest in Securities of the Issuer

(a) As of July 26, 2007, the Reporting Person beneficially owns 11,518,408 shares of common stock or 54.46 % of the outstanding shares.

(b) The Reporting Person has the sole voting power and power to dispose of 11,518,408 shares of common stock.

(c) In the past 60 days or since the most recent filing on Schedule 13D by the Reporting Person, the Reporting Person effected the following transaction:

Share Exchange Agreement by and between Sino Palace Holdings Limited and Cartan Holdings
Inc. dated as of July 23, 2007.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On July 23, 2007, the Company entered into a Share Exchange Agreement with Sino Palace, pursuant to which, among other things, the Reporting Person received 11,518,408 shares of the Company’s common stock. A copy of the Share Exchange Agreement is included as Exhibit 1 to this Schedule 13D.

Item 7. Material to be Filed as Exhibits

The following documents are filed as exhibits to this Schedule 13D:

Share Exchange Agreement by and between Sino Palace Holdings Limited and Cartan Holdings
Inc. dated as of July 23, 2007, is incorporated herein by reference to Exhibit 2.1 on Form 8-K  dated July 27, 2007

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 30, 2007	/s/ Ying Yuet
Ying Yuet
Title